Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2009	2008	2007	2006	2005
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$9,957	(3,565)	23,310	28,371	23,547
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,704)	5,790	(1,839)	(962)	(1,785)
Fixed charges, excluding capitalized interest*	1,700	1,288	1,680	1,410	747

	$9,953	3,513	23,151	28,819	22,509

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1,289	935	1,253	1,087	497
Capitalized interest	487	568	565	458	395
Preferred dividend requirements of subsidiary and capital trusts	—	—	—	—	—
Interest portion of rental expense	205	207	171	232	188
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	—	3	19	—	—
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	—	—	—	—

	$1,981	1,713	2,008	1,777	1,080

Ratio of Earnings to Fixed Charges	5.0	2.1	11.5	16.2	20.8

*	Includes amortization of capitalized interest totaling approximately $206 million in 2009, $143 million in 2008, $237 million in 2007, $92 million in 2006 and $62 million in 2005.